Exhibit 99.23

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

(Unaudited, expressed in US Dollars)

Midas Gold Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at March 31, 2019 and December 31, 2018

(Unaudited, expressed in US dollars)

	Notes	March 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$24,563,911	$29,886,558
Trade and other receivables		283,659	264,047
Prepaid expenses		280,351	270,161
		$25,127,921	$30,420,766
NON-CURRENT ASSETS
Buildings and equipment		$346,410	$396,881
Right-of-use assets	3	211,602	-
Exploration and evaluation assets		71,132,883	71,132,883
		$71,690,895	$71,529,764
TOTAL ASSETS		$96,818,816	$101,950,530

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables		$3,256,625	$2,921,175
Warrant derivative (i)	4	285,823	454,819
Current lease liabilities	3	56,940	-
		$3,599,388	$3,375,994
NON-CURRENT LIABILITIES
Convertible notes	5	$24,423,991	$23,433,664
Convertible note derivative (ii)	6	40,926,177	48,479,797
Non-current lease liabilities	3	158,780	-
		$65,508,948	$71,913,461
TOTAL LIABILITIES		$69,108,336	$75,289,455

EQUITY
Share capital	7	$268,194,963	$267,595,776
Equity reserve	7	24,868,104	24,394,532
Deficit		(265,352,587)	(265,329,233)
TOTAL EQUITY		$27,710,480	$26,661,075
TOTAL LIABILITIES AND EQUITY		$96,818,816	$101,950,530

Commitments – Notes 3 and 12

Subsequent Event – Note 13

Footnotes:

(i)	The warrant derivative is valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants or options. See Note 4.
(ii)	The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes. See Note 6.

See accompanying notes to condensed consolidated interim financial statements

Midas Gold Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars)

Notes		March 31, 2019	March 31, 2018
EXPENSES
Consulting		$-	$42,426
Corporate salaries and benefits		202,797	86,298
Depreciation		66,505	78,075
Directors’ fees		28,949	32,565
Exploration and evaluation	8	5,590,654	5,797,299
Office and administrative		61,520	73,178
Professional fees		62,927	18,606
Share based compensation	7	768,878	507,465
Shareholder and regulatory		110,172	106,271
Travel and related costs		34,142	24,653
OPERATING LOSS		$6,926,544	$6,766,836

OTHER (INCOME) EXPENSES
Change in fair value of warrant derivative (i)	4	$(168,996)	$311,381
Change in fair value of convertible note derivative (ii)	6	(8,408,769)	24,568,934
Finance costs	9	649,328	609,786
Foreign exchange loss/(gain)		1,181,697	(1,880,420)
Interest income		(156,450)	(48,201)
Total other (income)/expenses		$(6,903,190)	$23,561,480

NET LOSS AND COMPREHENSIVE LOSS		$23,354	$30,328,316

NET LOSS PER SHARE, BASIC AND DILUTED		$0.00	$0.16

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED		235,759,955	186,807,229

Footnotes:

(i)	The warrant derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants or options. See Note 4.
(ii)	The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes. See Note 6.

See accompanying notes to condensed consolidated interim financial statements

Midas Gold Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars except for number of shares)

		Share Capital
	Note	Shares	Amount	Equity Reserve	Deficit	Total
BALANCE, January 1, 2018		186,356,265	$228,787,138	$23,635,064	$(218,041,248)	$34,380,954
Share based compensation	7	-	-	507,465	-	507,465
Exercise of options	7	939,500	624,393	(245,200)	-	379,193
Net loss and comprehensive loss for the period		-	-	-	(30,328,316)	(30,328,316)
BALANCE, March 31, 2018		187,295,765	$229,411,531	$23,897,329	$(248,369,564)	$4,939,296

BALANCE, January 1, 2019		234,812,690	$267,595,776	$24,394,532	$(265,329,233)	$26,661,075
Share based compensation	7	-	-	793,642	-	793,642
Shares issues through Stock Appreciation Rights		137,383		(122,188)		(122,188)
Exercise of options	7	831,700	599,187	(197,882)	-	401,305
Net loss and comprehensive loss for the period		-	-	-	(23,354)	(23,354)
BALANCE, March 31, 2019		235,781,773	$268,194,963	$24,868,104	$(265,352,587)	$27,710,480

See accompanying notes to condensed consolidated interim financial statements

Midas Gold Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars)

	Notes	March 31, 2019	March 31, 2018
OPERATING ACTIVITIES:
Net loss		$(23,354)	$(30,328,316)
Adjustments for:
Share based compensation	7	793,642	507,465
Depreciation		66,505	78,075
Accretion and interest expense	3,5,9	649,328	609,786
Change in fair value of warrant derivative	4	(168,996)	311,381
Change in fair value of convertible note derivative	6	(8,408,769)	24,568,934
Unrealized foreign exchange loss/(gain)		1,200,330	(1,842,797)
Interest income		(156,450)	(48,201)
Changes in:
Trade and other receivables		(1,691)	4,114
Prepaid expenses		(10,190)	(50,990)
Trade and other payables		335,449	(1,054,050)
Net cash used in operating activities		$(5,724,196)	$(7,244,599)
INVESTING ACTIVITIES:
Purchase of buildings and equipment		-	(47,109)
Interest received		138,529	63,035
Net cash used in investing activities		$138,529	$15,926
FINANCING ACTIVITIES:
Proceeds from issuance of common shares, net of share issue costs		$279,117	$379,193
Interest paid on Convertible Notes	5	(18,727)	(19,276)
Payment of lease liabilities	3	(17,255)	-
Net cash provided by financing activities		$243,135	$359,917
Effect of foreign exchange on cash and cash equivalents		19,885	(71,945)
Net decrease in cash and cash equivalents		(5,322,647)	(6,940,701)
Cash and cash equivalents, beginning of period		29,886,558	18,915,423
Cash and cash equivalents, end of period		$24,563,911	$11,974,722

Cash		$2,167,089	$2,518,323
Investment savings		6,673,012	3,497,144
GIC and term deposits		15,723,810	5,959,255
Total cash and cash equivalents		$24,563,911	$11,974,722

See accompanying notes to condensed consolidated interim financial statements

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars)

1.	Nature of Operations

Midas Gold Corp. (“the Corporation” or “Midas Gold”) was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to locate, acquire, develop and restore mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho. The Corporation’s principal asset is the Stibnite Gold Project (“Stibnite Gold Project” or the “Project”). The Corporation currently operates in one segment, mineral exploration in the United States. The corporate office of Midas Gold is located at 890-999 West Hastings Street, Vancouver, BC, V6C 2W2, Canada.

2.	Basis of Preparation

a.	Statement of Compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS 34”), using accounting policies that are consistent with the International Financial Reporting Standards (“IFRS”).

b.	Basis of Presentation

These condensed consolidated interim financial statements have been prepared on the historic cost basis except for certain financial instruments, which are measured at fair value.

The preparation of these condensed consolidated interim financial statements is based on the accounting policies consistent with those applied to the consolidated financial statements of Midas Gold for the year ended December 31, 2018, except for those related to the implementation of IFRS 16, which are discussed below and in Note 3.

These condensed consolidated interim financial statements do not include all information required for full financial statements and should be read in conjunction with the consolidated financial statements of Midas Gold for the year ended December 31, 2018.

These condensed consolidated interim financial statements for the three-month periods ended March 31, 2019 and 2018 were approved and authorized for issue by the board of directors on May 6, 2019.

c.	Adoption of New Accounting Standards

The Corporation applied IFRS 16 with a date of initial application of January 1, 2019 using the modified retrospective approach, under which the cumulative effect of initial application, if any, is recognized in retained earnings at January 1, 2019. The details of the changes in accounting policies are disclosed below.

At inception of a contract, the Corporation assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset (a right-to-use, or “ROU” asset) for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

-	The contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset.
-	The Corporation has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars)

2.	Basis of Preparation (continued)

-	The Corporation has the right to direct the use of the asset. The Corporation has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Corporation has the right to direct the use of the asset if either:
o	The Corporation has the right to operate the asset; or
o	The Corporation designed the asset in a way that predetermines how and for what purpose it will be used.

If a contract is deemed to be, or contains, a lease, the Corporation recognizes an ROU asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The Corporation has elected not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement, as a practical expedient permittable under IFRS 16.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The estimated useful lives of ROU assets are determined on the same basis as those of property and equipment. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The ROU asset is presented as a separate line in the consolidated statement of financial position.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Both the current and non-current lease liability are presented as separate lines in the consolidated statement of financial position.

Lease payments to be included in the measurement of the lease liability comprise the following:

-	Fixed payments, including in-substance fixed payments;
-	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-	Amounts expected to be payable under a residual value guarantee; and
-	The exercise price under a purchase option that the Corporation is reasonably certain to exercise, lease payments in an optional renewal if the Corporation is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Corporation is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option.

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars)

2.	Basis of Preparation (continued)

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

The Corporation has elected not to recognize ROU assets and lease liabilities for leases of low-value assets and short-term leases that have a lease term of less than 12 months and where extension clauses within the original contract have been fully utilized. The Corporation recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

In the comparative period, assets held under leases were all classified as operating leases under IAS 17 and were not recognized in the Corporation’s statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. There were no leases in place at the prior year end that would not qualify for the exemptions permittable for short-term leases and leases of low-value assets under IFRS 16.

3.	Leases

The Corporation leases building space for the Corporate office in Vancouver, BC, and has identified the space as an ROU asset. As at March 31, 2019, this is the only lease identified to have an ROU asset, and the Corporation has categorized the ROU as property. The Corporation is utilizing a rate of 10% for calculating lease liability and ROU asset. Additional details on the lease are below and are expressed in USD.

ROU Assets

Property
Balance, January 1, 2019	$-
Additions	227,472
Depreciation charge for the period	(15,870)
Balance, March 31, 2019	$211,602

Lease Liabilities

March 31, 2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	$75,349
One to five years	177,205
Total undiscounted lease liabilities at March 31, 2019	$252,554
Lease liabilities included in the statement of financial position at March 31, 2019	$215,720
Current	56,940
Non-Current	158,780

Amounts recognized in profit and loss

March 31, 2019
Depreciation expense of ROU assets	$(15,870)
Expenses relating to short-term leases	(51,873)
Expenses relating to leases of low-value assets	(2,930)
Interest on lease liabilities	(5,502)

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars)

3.	Leases (continued)

Payments made during the period for leases where the Corporation has elected to not recognize ROU assets and lease liabilities are recognized in the statement of net loss and comprehensive loss are presented in the table above.

Amounts recognized in the statement of cash flows

March 31, 2019
Total payments on lease liability	$(17,255)
Principal on leases	(11,753)
Interest expense	(5,502)

4.	Warrant Derivative

In May 2013, the Corporation issued to Franco Nevada Corporation (“Franco”) 2,000,000 share purchase warrants (“Franco Warrants”). The Franco Warrants are exercisable into 2,000,000 common shares of the Corporation at C$1.23 per warrant. The Franco Warrants contain a mandatory conversion feature which requires Franco to exercise 100% of the outstanding warrants if, at any time, the volume weighted average trading price of Midas Gold’s common shares is equal to or greater than C$3.23 for a period of 30 consecutive trading days. The Franco Warrants expire on May 9, 2023.

The exercise price of the Franco warrants is denominated in Canadian dollars; however, the functional currency of the Corporation is the US Dollar. As a result of this difference in currencies, the proceeds that will be received by the Corporation are not fixed and will vary based on foreign exchange rates and the warrants are a derivative and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in the consolidated statement of net loss and comprehensive loss. Upon exercise, the holders will pay the Corporation the respective exercise price for each warrant exercised in exchange for one common share of Midas Gold and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital.  The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statement of net loss and comprehensive loss. There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants.

A reconciliation of the change in fair values of the derivative is below:

FV Warrant Derivative
Balance, December 31, 2018	$454,819
Change in fair value of warrant derivative	(168,996)
Balance, March 31, 2019	$285,823

The fair value of the warrants was calculated using the Black-Scholes valuation model. The inputs used in the Black-Scholes valuation model are:

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars)

4.	Warrant Derivative (continued)

	March 31, 2019	December 31, 2018
Fair value of related warrants outstanding	$0.14	$0.23
Risk-free interest rate	1.5%	1.9%
Expected term (in years)	2.1	2.4
Expected share price volatility	60%	65%

5.	Convertible Notes

On March 17, 2016, the Corporation issued unsecured convertible notes (the “Convertible Notes”) for gross proceeds of $38.5 (C$50.0) million. The Convertible Notes bear interest at a rate of 0.05% per annum, payable annually in cash or common shares (at the Corporation’s election) or added to the principal and payable on maturity, and have a maturity date of March 17, 2023. On the maturity date, the outstanding principal amount of the Convertible Notes is due and payable in cash unless converted in advance of that date. The holders of the Convertible Notes may convert any portion of their Convertible Notes at any time prior to the maturity date into common shares of the Corporation at a price of C$0.3541 per share. If there is an equity financing completed at 95% of C$0.3541, or below, the conversion price is adjusted downward. The Convertible Notes can be redeemed by the Corporation after four years with not more than 60-days written notice and not less than 30-days written notice when the Corporation’s common shares reach a price of C$0.7082 or higher. Following the notice of redemption, but prior to the redemption date, the holders may convert their Convertible Notes to be redeemed into common shares at the then-current conversion price.

During March 2019 the third annual interest payment was made to note holders in cash, in the amount of $18,727.

The Convertible Notes are deemed to contain an embedded derivative (“Convertible Note Derivative”) relating to the conversion option. The Convertible Note Derivative was valued upon initial recognition at fair value using partial differential equation methods at $19.8 million (Note 6). At inception, the gross proceeds of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivative ($19.8 million) and the transaction costs related to the Convertible Notes ($0.4 million) resulting in a balance of $18.3 million. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method. The expected value of the Convertible Notes at maturity is $37.2 million (C$49.9 million) based on the exchange rate at March 31, 2019 (2018 - $36.6 million (C$49.9 million)).

The components of the Convertible Notes are summarized as follows:

Convertible Notes
Balance, December 31, 2018	$23,433,664
Accretion and Interest Expense	643,826
Interest Payments	(18,727)
Foreign exchange adjustments	365,228
Balance, March 31, 2019	$24,423,991

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars)

6.	Convertible Note Derivative

The Convertible Note Derivative related to the Convertible Notes (Note 5) was valued upon initial recognition at fair value of $19.8 million using partial differential equation methods and is subsequently re-measured at fair value at each period end through the consolidated statement of net loss and comprehensive loss. The components of the Convertible Note Derivative are summarized as follows:

Convertible Note Derivative
Balance, December 31, 2018	$48,479,797
Fair value adjustment	(8,408,769)
Foreign exchange adjustments	855,149
Balance, March 31, 2019	$40,926,177

Upon conversion of the Convertible Notes, the fair value of the Convertible Note Derivative and the carrying value of the Convertible Notes will be reclassified to share capital.  There are no circumstances in which the Corporation would be required to pay any cash upon conversion of the Convertible Notes.

The fair value of the Convertible Note Derivative was calculated using partial differential equation methods. The assumptions used in the valuation model include the following, with a change in share price having the most significant impact on the valuation:

	March 31, 2019	December 31, 2018
Risk-free interest rate	1.5%	1.9%
Expected term (in years)	3.9	4.2
Share Price	C$0.84	C$0.96
Credit Spread	10%	10%
Implied discount on share price	37% - 26%	37% - 26%
Expected share price volatility	60%	56%

7.	Share Capital

a.	Authorized

Unlimited number of common shares without par value.

Unlimited number of first preferred shares without par value.

Unlimited number of second preferred shares without par value.

b.	Share purchase options

Under the terms of the Corporation's Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods as determined by the Board of Directors of the Corporation and the exercise price shall not be less than the five-day weighted-average share price on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting, with one quarter vesting upon issuance and one quarter vesting on each anniversary from the date of grant.

A summary of share purchase option activity within the Corporation’s share-based compensation plan for the year ended December 31, 2018 and three months ended March 31, 2019 is as follows:

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars)

7.	Share Capital (continued)

	Number of Options	Weighted Average Exercise Price (C$)
Balance, December 31, 2017	13,930,750	$0.68
Options granted	5,220,000	0.72
Options expired/terminated	(655,000)	0.82
Options exercised	(1,811,675)	0.56
Balance December 31, 2018	16,684,075	$0.70
Options granted	4,365,000	0.96
Options expired/terminated	(892,250)	0.67
Options exercised	(831,700)	0.52
Balance, March 31, 2019	19,325,125	$0.77

The Corporation’s Stock Option Plan includes a Stock Appreciation Rights (“SAR”) clause which allows individuals the option to terminate vested options and receive shares in lieu of the benefits which would have been received had the options been exercised. During the quarter, 402,500 (2018 – nil) options were terminated under the SAR clause and 137,383 (2018 – nil) shares were issued in lieu of a cash benefit. The total number of shares issued during the quarter through the exercise of options and under the SAR clause was 969,083 (2018 – 939,500). During the quarter 489,750 options expired (2018 – nil).

The number of outstanding options represents 8.2% of the issued and outstanding shares at March 31, 2019. During the three months ended March 31, 2019, the Corporation’s total share-based compensation was $768,878 (2018 - $507,465), which is comprised of $793,642 in periodic stock based compensation related to options granted and $(24,764) related to SAR activity in the current quarter.

The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Three Months Ended
	March 31, 2019	March 31, 2018
Fair value options granted	$0.61	$0.34
Risk-free interest rate	1.8%	1.97%
Expected term (in years)	5.0	5.0
Expected share price volatility	64%	65%
Expected dividend yield	-	-
Expected forfeiture	5%	5%

An analysis of outstanding share purchase options as at March 31, 2019 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices (C$)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)
$0.31 - $0.46	2,901,000	$0.40	1.3	2,901,000	$0.40	1.3
$0.59 - $0.72	5,001,625	$0.62	3.3	2,755,906	$0.62	3.1
$0.82 - $0.89	5,277,500	$0.88	2.9	3,668,125	$0.89	2.8
$0.91 - $0.98	6,145,000	$0.96	4.5	1,347,500	$0.97	4.6
$0.31 - $0.98	19,325,125	$0.77	3.3	10,672,531	$0.70	2.7

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars)

7.	Share Capital (continued)

c.	Warrants

There was a total of 2,000,000 warrants outstanding as of both December 31, 2018 and March 31, 2019.

8.	Exploration and Evaluation Expenditures

The Corporation’s exploration and evaluation expenditures at the Stibnite Gold Project for the three months ended March 31, 2019 and 2018 were as follows:

	Three Months Ended
	March 31, 2019	March 31, 2018
Exploration and Evaluation Expenditures
Consulting and labour cost	$1,135,672	$1,153,164
Drilling	-	187,492
Field office and drilling support	390,321	424,861
Engineering	889,833	1,348,840
Permitting, environmental and reclamation	2,698,923	2,570,170
Legal and sustainability	475,905	112,772
Exploration and Evaluation Expense	$5,590,654	$5,797,299

9.	Finance Costs

The Corporation’s finance costs for the three months ended March 31, 2019 and 2018 were as follows:

	Three Months Ended
	March 31, 2019	March 31, 2018
Finance Costs
Accretion	639,179	604,905
Interest expense on Convertible Notes	4,647	4,881
Interest expense on leases	5,502	-
Interest Expense	$649,328	$609,786

10.	Financial Instruments

The Corporation classified the fair value of the financial instruments according to the following fair value hierarchy based on the amount of observable inputs used to value the instruments:

The three levels of the fair value hierarchy are:

Level 1 – Values based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Values based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

Level 3 – Values based on prices or valuation techniques that are not based on observable market data.

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars)

10.	Financial Instruments (continued)

At March 31, 2019 and December 31, 2018, the levels in the Fair Value hierarchy into which the Corporation’s financial assets and liabilities are measured and recognized on the balance sheet at fair value are categorized as follows:

			March 31, 2019
	Level 1	Level 2	Level 3
Convertible Note Derivative (see Note 6)	$-	$-	$40,926,177
Warrant Derivative (see Note 4)	-	-	285,823
	$-	$-	$41,212,000

			December 31, 2018
	Level 1	Level 2	Level 3
Convertible Note Derivative (see Note 6)	$-	$-	$48,479,797
Warrant Derivative (see Note 4)	-	-	454,819
	$-	$-	$48,934,616

11.	Segmented Information

The Corporation operates in one segment, being the exploration, evaluation and potential development of the Stibnite Gold Project. Details on a geographic basis are as follows:

	March 31, 2019	December 31, 2018
Assets by geographic segment, at cost
Canada
Current assets	$24,585,134	$29,852,503
Non-current assets	228,507	20,878
	24,813,641	29,873,381
United States
Current assets	542,787	568,264
Non-current assets	71,462,388	71,508,885
	72,005,175	72,077,149
	$96,818,816	$101,950,530

12.	Commitments

a.	Mining Claim Assessments

The Corporation currently holds mining claims on which it has an annual assessment obligation of $235,000 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claim Assessments is a $168,000 bond related to the Corporation’s exploration activities.

b.	Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Foundation based on several triggering events, including receipt of a positive Record of Decision, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q4 2020 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 1.5 million in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited, expressed in US dollars)

13.	Subsequent Events

Subsequent to the end of the quarter, on April 17, 2019, the Corporation issued 1.5 million shares valued at $0.9 million to the Stibnite Foundation in accordance with the Community Agreement between Midas and the communities of Donnelly, Cascade, Yellow Pine, Riggins, Council, Adams County, News Meadows and Idaho County.